Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Catboat Coffee Inc.
79 Beach Rd
Vineyard Haven, MA 02568
www.catboatcoffee.com

Up to $1,235,000.00 in Common Stock at $5.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Catboat Coffee Inc.
Address: 79 Beach Rd, Vineyard Haven, MA 02568
State of Incorporation: DE
Date Incorporated: January 13, 2022

Terms:

Equity

Offering Minimum: $124,000.00 | 24,800 shares of Common Stock
Offering Maximum: $1,235,000.00 | 247,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $500.00

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus

Loyal Catboat customers enjoy an extra 25% bonus shares. Thanks for being with us!

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 8% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between Day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $2,500+ between Day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1: Invest $500+ and a meal will be donated to Island Food Pantry

Tier 2: Invest $1,000+ and receive a $50 Gift Card to Catboat Coffee Co. + Tier 1 perk

Tier 3: Invest $5,000+ and receive a limited-edition Catboat Coffee Co. mug + sticker pack + Tiers 1-2

Tier 4: Invest $10,000+ and receive a Catboat Coffee Co. swag kit (hat + crewneck sweatshirt) +Tiers 1-3

Tier 5: Invest $25,000+ and receive 10% off in shop purchases for 1 year + Tiers 1-4

Tier 6: Invest $50,000+ and receive a Chef-led cooking experience + Tiers 1-5

The 10% StartEngine Venture Club Bonus

Catboat Coffee Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Business Overview

Catboat Coffee Co. is a specialty coffee shop located on Martha's Vineyard, rooted in Lebanese culinary tradition and focused on delivering exceptional customer experience. The company provides a unique blend of specialty coffee, Lebanese-inspired cuisine, and catering services, appealing to both locals and the Island's vibrant tourist community. Catboat Coffee Co. differentiates itself by prioritizing sustainability and zero-waste practices while fostering a sense of community and cultural appreciation. Menu offerings range from daily coffee and food selections to curated catering options for events, providing a versatile and inclusive dining experience.

Business Model

Catboat Coffee Co. operates a direct-to-consumer model with a primary focus on in-store purchases, catering services, and branded merchandise. The company sources its ingredients responsibly through partnerships with local farms, aligning with its commitment to sustainability and quality. A robust merchandising program features a trademarked logo and curated local products that resonate with the community. The target customer base includes Martha's Vineyard residents and tourists seeking authentic, high-quality, and eco-conscious dining experiences.

Corporate Structure

Catboat Coffee Co. operates as an independent entity anchored in its community-focused mission. The company's management team brings over 30 years of expertise in food and beverage operations, zero-waste practices, and marketing innovation, forming a solid foundation for scalability and operational excellence.

Intellectual Property

Catboat Coffee Co. owns a trademark for its logo and brand, ensuring the unique identity of its merchandise and marketing materials. The company also leverages proprietary recipes and operational techniques honed by its leadership team, which contribute to its distinctive menu and service approach.

Corporate History

Catboat Coffee Co. was founded in 2022 on Martha's Vineyard, Massachusetts, by a team of passionate leaders with diverse expertise in culinary arts, sustainability, and customer service. Since its inception, the company has established itself as a community hub, achieving consistent growth in foot traffic and sales while maintaining a strong commitment to environmental responsibility.

Catboat Coffee Inc. was initially organized as Catboat Coffee Co., a Massachusetts corporation on January 13, 2022 and converted to a Delaware corporation on December 9, 2024.

Competitors and Industry

Industry

Catboat Coffee Co. operates at the intersection of the specialty coffee and Mediterranean cuisine industries. The global coffee industry is projected to reach $100 billion, while the Mediterranean restaurant sector is expected to reach $33.4 billion, by 2025. The company capitalizes on the increasing consumer demand for sustainable practices and culturally rich dining experiences, uniquely positioning itself within these expanding markets.

Competitors

Competitors include both independent specialty coffee shops and Mediterranean restaurants. Direct competitors in the region may include local coffee shops that lack the same cultural and sustainable focus. On a broader scale, companies like Blue Bottle Coffee and Cava serve as indirect competitors. Catboat Coffee Co.'s unique combination of Lebanese cuisine, socially and environmentally responsible practices, and strong ties to the Martha's Vineyard community set it apart from others in the space.

Current Stage and Roadmap

Current Stage

Catboat Coffee Co. has established a strong local presence, serving thousands of customers annually. With steady year over-year growth in sales and customer loyalty, the business is well-positioned to scale. The company's zero-waste initiatives and partnerships with local farms demonstrate its commitment to sustainability, which continue to resonate with customers and attract a growing audience.

Roadmap

Expansion of Sustainability Initiatives: Implementing additional low-impact practices, such as food rescue programs and enhanced composting efforts.

Increased Market Presence: Exploring opportunities to scale operations within the Northeast, targeting markets with high demand for Mediterranean cuisine and specialty coffee.

Enhanced Offerings: Introducing new menu items and catering packages to diversify revenue streams.

Marketing Initiatives: Expanding social media outreach and local partnerships to further build brand recognition and customer engagement.

Infrastructure Growth: Investing in equipment and operational improvements to support increased demand and efficiency.

The Team

Officers and Directors

Name: Naji Boustany

Naji Boustany's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Chief Executive Officer, Operational Wizard & Culinary Director
  Dates of Service: January, 2022 - Present
  Responsibilities: Naji is responsible for setting the overall strategic vision, leading day-to-day operations, and driving growth initiatives. Naji works closely with the leadership team to execute business goals, cultivate key partnerships, and ensure the company's long-term success and profitability. Naji receives an annual salary of $39,000 and holds 35.37% equity in the Company.

Other business experience in the past three years:

- Employer: Island Grown Initiative
  Title: Business and Operations Director
  Dates of Service: September, 2021 - April, 2024
  Responsibilities: Naji joined the organization to work on strategic development, improve operational excellence, improve Business Process Improvement, work with the team on problem solving to help improve the efficiency of the organization, and manage financial oversight.

Name: Meredith Leigh Danberg-Ficarelli

Meredith Leigh Danberg-Ficarelli's current primary role is with Win Win Tech Inc. DBA WA+TS (Waste Administration + Tracking Software). Meredith Leigh Danberg-Ficarelli currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Owner and Zero-Waste Expert
  Dates of Service: September, 2021 - Present
  Responsibilities: Meredith brings sustainability expertise and entrepreneurial support to the team by building agendas, leading board meetings, and pushing initiatives forward from behind the scenes. Meredith does not receive an annual salary and holds 13.75% equity in the Company.

Other business experience in the past three years:

- Employer: Win Win Tech Inc. DBA WA+TS (Waste Administration + Tracking Software)
  Title: Co-Founder & Chief Executive Officer
  Dates of Service: June, 2022 - Present
  Responsibilities: Meredith is responsible for fundraising, sales, marketing, business development, and strategy.

Name: Alexander John Ficarelli-Danberg

Alexander John Ficarelli-Danberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operations Officer and Customer Service Captain
  Dates of Service: May, 2021 - Present
  Responsibilities: Alexander goes wherever Catboat needs him. From opening shifts, making lattes for early morning nurses from the nearby hospital, to plating beautiful dishes at upscale dinner parties, and encouraging our team to reach sales goals. Alexander is constantly looking for ways to improve Catboat Coffee's operations and offerings. Alexander receives an annual salary of $25,000, and holds 19.65% equity in the Company. constantly looking for ways to improve their operations and offerings. Alexander does not receive an annual salary and holds 20% equity in the Company.

Other business experience in the past three years:

- Employer: Chappaquiddick Wood Company
  Title: Woodworker and Wholesale Account Manager
  Dates of Service: July, 2020 - February, 2024
  Responsibilities: Alexander turned trees into fine woodwork pieces, from milling wood all the way down to fine sanding. Alexander's role also included outreach to sell bowls, cutting boards, and other offerings locally and around the country.

Name: Morgen Frances Schroeder

Morgen Frances Schroeder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer and Social Media Maven
  Dates of Service: September, 2021 - Present
  Responsibilities: Morgen is responsible for all strategic and tactical marketing efforts including social media management, email marketing, SMS marketing, and print publications. Morgen manages public relations within the community and applicable trade organizations and works in tandem with external design partners to ensure brand consistency across all platforms. Morgen receives an annual salary of $5,000 and holds 17.65%shares in the existing Company.

Other business experience in the past three years:

- Employer: Martha's Vineyard Commission
  Title: Climate Change Communications Specialist
  Dates of Service: May, 2024 - Present
  Responsibilities: Morgen is responsible for developing and implementing a two-year climate change communications campaign to raise awareness, inspire community action, and build a foundation for an on-going climate change communications presence.

Name: Andrew Victor Danberg-Ficarelli

Andrew Victor Danberg-Ficarelli's current primary role is with Boylston Street Dental Group. Andrew Victor Danberg-Ficarelli currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chair of the Board and Outreach Explorer
  Dates of Service: January, 2022 - Present
  Responsibilities: Andrew is a founding investor, offers strategic planning and operations review. Andrew does not receive an annual salary and holds 11.79% equity in the Company.

Other business experience in the past three years:

- Employer: Boylston Street Dental Group
  Title: Pediatric Dentist
  Dates of Service: January, 2017 - Present
  Responsibilities: Andrew is a board certified clinical care provider in private practice.

Other business experience in the past three years:

- Employer: Dental Associates of Walpole
  Title: Pediatric Dentist
  Dates of Service: July, 2012 - July, 2024
  Responsibilities: Andrew is a board certified clinical care provider in private practice.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it

may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our business. Delays or cost overruns in the development of our business and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that this business is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights,

Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation,

consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Naji Boustany	334,080	Common Stock	33.41%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Common Stock.

Common Stock

The amount of security authorized is 5,400,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $30,445.00
  Number of Securities Sold: 1,762
  Use of proceeds: Working Capital.
  Date: April 17, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Total shares issued after stock split of the company
  Date: December 04, 2024
  Offering exemption relied upon: stock split

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2022 (construction year) was $0 compared to $623,085 in fiscal year 2023.

2022 was the year we were doing construction and we officially opened in March 2023.

<u>Cost of Sales</u>

Cost of Sales for fiscal year 2022 was $0 compared to$ 232,949 in fiscal year 2023.

<u>Gross Margins</u>

Gross margins for fiscal year 2022 were $0. compared to $390,136 in fiscal 2023.

<u>Expenses</u>

Expenses for fiscal year 2022 were $72,304 compared to $464,432 in fiscal year 2023.

Year 2022 was construction year and we did not do any sales, in 2023 we started training employees and we launched in March of 2023.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion that the historical cash flows will be indicative of expected revenue because our strategies have been working in driving year over year growth. We have had "wall to wall sales YTD in 2024" with an average sale of $786/SQFt. However, historical cash flows will not be indicative of cash flows expected for the future because we have been in growth mode and have been expanding our offerings.

Past cash was primarily generated through sales, equity investments, revenues from alternative services such as catering, and an SBA loan. Our goal is to expand to non-seasonal locations with higher foot traffic, which will strengthen our purchasing power, inventory management, and contract negotiation - leading to better margins and increased cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

As of December, 2024, the Company has capital resources available in the form of a line of credit for $7,500 from Web Bank, a capital contribution in the amount of $130,445, and $41,299.94 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations as the company can have alternative funds of financing and is at about break-even, meaning it can sustain its operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. However they will certainly allow us to meet our long term goals of expansion into more locations. The Company will use 100% of the funds for expansion to a new location.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for the foreseeable future and meet its growth goals for 2024 (we anticipate close to a 53% increase from 2023). This is based on current monthly results.

These calculations are based on a current monthly burn rate of $45,000 for expenses related to wages, inventory, rent, and operational expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to expand to a second location as planned, to a year-round market with an existing customer base that is hungry for high end coffee and Mediterranean cuisine.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has access to a $65,000 line of credit.

Indebtedness

- Creditor: Loans Payable
  Amount Owed: $453,343.00
  Interest Rate: 2.25%
  Maturity Date: May 30, 2032
  On January 31, 2022, the Company entered into a loan agreement with Northern Bank for a maximum loan amount of $500,000 with an interest rate floating at the WSJ Prime Rate + 2.25% with calendar quarterly adjustments. The loan has a maturity date on May 30, 2032. This loan is secured by the Company's business property including but not limited to all accounts, inventory, equipment, general intangibles, investment property, financial assets, documents, instruments, deposit accounts, letter of credit rights, and chattel paper and all products and proceeds of the foregoing. The second collateral is the pledge of ownership interests. And lastly, second mortgage on the property located at 9 West Broadway, Unit 112, Boston, Massachusetts.

Related Party Transactions

- Name of Entity: Crepidula Holdings LLC
  Names of 20% owners: Shareholders
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Operating Lease
  Material Terms: During the year ended December 31, 2023 and December 31, 2022, the Company maintained a lease agreement with Crepidula Holdings LLC, an entity owned by all stockholders of Catboat Coffee Co. Additional details of the lease are provided in Note 4. The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On April 1, 2022, the Company entered into a lease agreement with Crepidula Holdings LLC for a 1,086-square-foot commercial retail property located in Vineyard Haven, Massachusetts. The original term of the lease was for a period of 10 years commencing on April 1, 2022 and ending on April 1, 2032. Lease payments began on June 15, 2022.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Company Employment
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations of the new shop, including the following roles: Managers, Pastry chef, cooks, Barisas.

- Working Capital
  55.5%
  Working Capital: We will use 55.5% of the funds for working capital to secure a new lease, renovating the new location and acquiring the equipment.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Market Research & Development
  1.0%
  We will use 1% of the funds raised for market research, and market study for the new location.

- Inventory
  2.0%
  We will use 2% of the funds raised to purchase inventory for the Company's food inventory, in preparation of opening the new location when we launch

- Company Employment
  28.5%
  We will use 28.5% of the funds to hire key personnel for daily operations of the new shop, including the following roles: Managers, Pastry chef, cooks, Baristas.

- **Working Capital**
  59.0%
  We will use 59% of the funds for working capital to secure a new lease, renovating the new location and acquiring the equipment.

- **Marketing**
  2.0%
  We will use 2% of the funds to market the crowdfunding campaign and our initial launch of the shop.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.catboatcoffee.com (catboatcoffee.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/catboat-coffee-co

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Catboat Coffee Inc.

[See attached]



Catboat Coffee Co. (the "Company")
a Commonwealth of Massachusetts Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Catboat Coffee Co. Management

We have reviewed the accompanying financial statements of Catboat Coffee Co. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 9, 2024

CATBOAT COFFEE CO.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	14,039	38,443
Accounts Receivable	177	-
Prepaid Expenses	34,729	-
Inventory	6,592	5,357
Other Current Assets	3,362	-
Total Current Assets	58,899	43,800
Non-Current Assets:		
Fixed Assets - Net	390,127	398,561
Right of Use Asset	425,256	469,172
Total Non-Current Assets	815,383	867,733
TOTAL ASSETS	874,282	911,533
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	91,800	28,032
Loans Payable - Current	53,773	65,650
Short-Term Lease Liability	46,435	44,916
Other Current Liabilities	2,455	-
Total Current Liabilities	194,463	138,598
Non-Current Liabilities:		
Loans Payable - Noncurrent	399,570	414,118
Long-Term Lease Liability	387,071	433,506
Total Non-Current Liabilities	786,641	847,624
TOTAL LIABILITIES	981,104	986,222
EQUITY		
Common Stock	-	-
Additional Paid-in Capital	193,995	75,495
Accumulated Deficit	(300,817)	(150,184)
TOTAL EQUITY	(106,822)	(74,689)
TOTAL LIABILITIES AND EQUITY	874,282	911,533

See Accompanying Notes to these Unaudited Financial Statements

CATBOAT COFFEE CO.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Sales Revenue - net	623,085	-
Cost of Goods Sold	(232,949)	-
Gross Profit	390,136	-
Operating Expenses		
General and Administrative Expense	125,871	20,102
Payroll Expense	265,073	-
Operating Lease Expense	59,000	44,250
Professional Fees	6,106	4,002
Advertising and Marketing	4,927	3,129
Taxes and Licenses	2,578	821
Donation	877	-
Total Operating Expenses	**464,432**	**72,304**
Total Loss from Operations	**(74,296)**	**(72,304)**
Other Income (Expense)		
Other Income	1,327	-
Interest Expense	(10,498)	(18,875)
Total Other Income (Expense)	***(9,171)***	***(18,875)***
Earnings Before Income Tax, Depreciation and Amortization	**(83,467)**	**(91,179)**
Depreciation Expense	68,754	61,197
Net Loss	***(152,221)***	***(152,376)***

See Accompanying Notes to these Unaudited Financial Statements

CATBOAT COFFEE CO.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Retained Earnings	Total Shareholder's
	# of Shares	$ Amount	Capital	(Deficit)	Equity
Beginning balance at 1/1/22	-	-	-	-	-
Issuance of Common Stock	100,000	-	75,495	-	75,495
Current Period Adjustments	-	-	-	2,192	2,192
Net loss	-	-	-	(152,376)	(152,376)
Ending balance at 12/31/22	100,000	-	75,495	(150,184)	(74,689)
Prior Period Adjustments	-	-	-	1,588	1,588
Additional Paid in Capital	-	-	118,500	-	118,500
Net loss	-	-	-	(152,221)	(152,221)
Ending balance at 12/31/23	100,000	-	193,995	(300,817)	(106,822)

See Accompanying Notes to these Unaudited Financial Statements

CATBOAT COFFEE CO.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(152,221)	(152,376)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Depreciation Expense	68,754	61,197
Prior Period Adjustment	1,588	2,192
Decrease (Increase) in Assets:		
Accounts Receivable	(177)	-
Prepaid Expenses	(34,729)	-
Inventory	(1,235)	(5,357)
Other Current Assets	(3,362)	-
Right of Use Asset	43,916	(469,172)
Increase (Decrease) in Liabilities:		
Accounts Payable	63,768	28,032
Lease Liabilities	(44,916)	478,422
Other Current Liabilities	2,455	-
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	96,062	95,314
Net Cash used in Operating Activities	(56,159)	(57,062)
CASH FLOWS FROM AN INVESTING ACTIVITY		
Purchase of Fixed Assets	(60,320)	(459,758)
Net Cash used in an Investing Activity	(60,320)	(459,758)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments to):		
Loans Payable - Noncurrent	(14,548)	414,118
Loans Payable - Current	(11,877)	65,650
Additional Paid-in Capital	118,500	75,495
Net Cash provided by Financing Activities	92,075	555,263
Cash at the beginning of period	38,443	-
Net Cash increase (decrease) for period	(24,404)	38,443
Cash at end of period	14,039	38,443

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Catboat Coffee Co. ("the Company") was formed in Massachusetts on January 13th, 2022. The Company earns revenue from selling coffee, food, and catering services. The Company's headquarters is in Vineyard Haven, Massachusetts. The Company's customers are located in the United States. The Company will conduct a crowdfunding campaign under Regulation CF in 2024 to raise capital for expansion.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $14,039 and $38,443 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. As of December 31, 2023, the accounts receivable amounted to $177.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. As of December 31, 2023, the Company does not deem an allowance necessary.

Inventory

Inventory consisted primarily of raw materials. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 amounted to $6,592 and $5,357, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2023.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2023	2022
Improvements	10	352,618	307,546
Equipment	5	156,432	143,656
Furniture and Fixtures	5	7,570	5,098
Long-Term Office Equipment	5	3,458	3,458
Less Accumulated Depreciation		(129,951)	(61,197)
Totals		390,127	398,561

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through its quick-service restaurant and coffee shop operations, offering a variety of food and beverage options to customers. Payments are typically collected at the time of service in person at the shop or when an online order is placed. The Company's primary performance obligation is to consistently provide excellent customer service and ensure the delivery of high-quality food and beverages.

Advertising and Marketing Costs

Advertising costs, including website advertisements, listing fees, and expenses related to marketing the Company's products and services, are expensed as costs are incurred.

General and Administrative Expenses

General and administrative expenses consist of supplies, materials, utilities, insurance, office expenses, cleaning, laundry and other miscellaneous expenses, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2023 and December 31, 2022, the Company maintained a lease agreement with Crepidula Holdings LLC, an entity owned by all stockholders of Catboat Coffee Co. Additional details of the lease are provided in Note 4.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees aside from the lease below.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On April 1, 2022, the Company entered into a lease agreement with Crepidula Holdings LLC for a 1,086-square-foot commercial retail property located in Vineyard Haven, Massachusetts. The original term of the lease was for a period of ten years commencing on April 1, 2022 and ending on April 1, 2032. Lease payments began on June 15, 2022.

Shown below is the lease liability of the Company as of December 31, 2023:

	Year Ending
Lease expense	2023-12
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	59,000.04
Short-term lease expense *	
Variable lease expense	-
Sublease income *	
Total	59,000.04
Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	60,000
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	-
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	8.25
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	3.33%
Maturity Analysis	Operating
2024-12	60,000
2025-12	60,000
2026-12	60,000
2027-12	60,000
2028-12	60,000
Thereafter	195,000
Total undiscounted cash flows	495,000
Less: present value discount	(61,494)
Total lease liabilities	433,506

NOTE 5 – LIABILITIES AND DEBT

The Company's liabilities as of December 31, 2023 and December 31, 2022 2022 pertains to trade payables, lease liabilities and loans payable.

Loans Payable - On January 31, 2022, the Company entered into a loan agreement with Northern Bank for a maximum loan amount of $500,000 with an interest rate floating at the WSJ Prime Rate + 2.25% with calendar quarterly adjustments. The loan has a maturity date on May 30, 2032. This loan is secured by the Company's business property including but not limited to all accounts, inventory, equipment, general intangibles, investment property, financial assets, documents, instruments, deposit accounts, letter of credit rights, and chattel paper and all products and proceeds of the foregoing. The second collateral is the pledge of ownership interests. And lastly, second mortgage on the property located at 9 West Broadway, Unit 112, Boston, Massachusetts.

The balance of this loan as of December 31, 2023 and December 31, 2022 amounted to $453,343 and $479,768, respectively.

NOTE 6 – EQUITY

The Company has authorized 100,000 of common shares with a par value of $0.00 per share. 100,000 shares were issued and outstanding as of December 31, 2023 and 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: Dividends may be declared by the Board and paid by the Corporation out of the net earnings of the corporation unreserved and unrestricted earned surplus of the Corporation, or out of the unreserved and unrestricted net earnings of the current fiscal year, or in treasury shares of the Corporation, subject to the conditions and limitations imposed by the state of formation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 9, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF CATBOAT COFFEE CO.

Taste the Island, Savor the Culture

We are a specialty coffee shop located on Martha's Vineyard, anchored in Lebanese culinary heritage. With menu offerings that appeal to locals and visitors alike, we've become a staple for authentic flavors, exceptional service, and environmental responsibility.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Brewing Community and Sustainability on Martha's Vineyard
Join us in creating a sustainable future—one cup at a time.
CATBOAT
COFFEE CO.

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$5.00 Per Share

MIN INVEST	VALUATION
$500	$5M

REASONS TO INVEST

- We provide a unique blend of Lebanese flavors, specialty coffee, and catering options that appeal to any appetite and occasion to meet the growing demand for culturally rich experiences.

- Our team combines 30+ years of expertise in food and beverage operations, sustainability, and marketing, backed by a strong local and tourist customer base.

With plans to expand our low impact practices and community initiatives, we believe our approach uniquely positions us to tap into the growing $100B coffee industry and $33B Mediterranean cuisine space.

TEAM



Naji Boustany • President, Chief Executive Officer, Operational Wizard & Culinary Director

Born and raised in Beirut Lebanon, and with a Master's Degree in Operations and Supply Chain Management and certified Black Belt Six Sigma, Naji has over 20 years of experience scaling food and beverage operations.

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Alexander John Ficarelli-Danberg • Chief Operations Officer and Customer Service Captain

Alex specializes in front-of-house operations, ensuring every customer enjoys a seamless experience. Drawing from his family's sailing history, Alex adds a unique touch to our brand's nautical theme.

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Meredith Leigh Danberg-Ficarelli • Co-Owner and Zero-Waste Expert

As a leader in the zero-waste industry, Meredith guides our sustainability initiatives. Her work ensures Catboat Coffee Co. stays at the forefront of eco-conscious practices.

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Morgen Frances Schroeder • Chief Marketing Officer and Social Media Maven

Morgen, an engineer-turned-business consultant, brings over a decade of experience to Catboat Coffee Co.'s marketing efforts. Her innovative strategies amplify our story and expand our reach.

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Andrew Victor Danberg-Ficarelli • Chair of the Board and Outreach Explorer

Andrew's wealth of nautical knowledge connects our brand to the rich maritime history of Martha's Vineyard. His passion for storytelling ensures Catboat Coffee Co.'s heritage remains alive.

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THE PITCH

Catboat Coffee Co. is Martha's Vineyard's go-to destination for specialty coffee and Lebanese cuisine. Led by a team with 30+ years of expertise in operations, sustainability, and customer service, we've created a thriving community hub. We believe our unique menu offerings, responsible sourcing practices, and commitment to waste reduction position us to grow in the growing $100B coffee and $33B Mediterranean food restaurant markets.



Where Lebanese culinary heritage meets modern café culture.

- **Market Opportunity**

  The coffee industry is projected to reach $100B globally by 2025.

- **Customer Growth**

  Serving thousands of locals and tourists annually on Martha's Vineyard.

- **Sustainability Stats**

  100% compostable packaging and locally sourced ingredients.



20+ years in food

THE PROBLEM & OUR SOLUTION

Why is the coffee shop industry falling short of modern customer expectations? Despite the growing demand for sustainable practices, authentic flavors, and community-focused experiences, most coffee shops prioritize convenience over connection. Whether you're grabbing your morning cup of coffee or sharing a meal with friends, Catboat Coffee Co. is a place to slow down, connect, and enjoy the moment.

Catboat Coffee Co. fills this void by merging Lebanese culinary heritage with specialty coffee culture. We are committed to low-waste practices, including a reusables-first approach, food rescue and donation, low-impact packaging, and composting. Our community efforts extend beyond building partnerships and collaborations with local farms through our ingredient sourcing web. Catboat Coffee's shelves are stocked with merchandise featuring our trademarked logo, as well as carefully curated products from local producers who embody our values—a rising tide lifts all boats. We believe our scalable business model, paired with a loyal customer base, positions us to pursue growth opportunities in the Northeast market that has an insatiable demand for Mediterranean cuisine and specialty coffee.

How Catboat Coffee Co. is redefining the coffee shop experience



CATBOAT COFFEE CO. COMBINES LEBANESE CULINARY HERITAGE WITH SPECIALTY COFFEE, MAKING IT A DESTINATION FOR COMMUNITY AND CONNECTION.



MEDITERRANEAN CUISINE



ZERO-WASTE LEADER



SCALABLE GROWTH

THE MARKET & OUR TRACTION

Market Opportunity

The global coffee industry is projected to reach $100 billion, and the Mediterranean restaurant industry to reach $33.4 billion by 2025, driven by increasing consumer demand for specialty coffee, sustainable practices, and genuine experiences. Catboat Coffee Co. uniquely targets both locals and visitors to Martha’s Vineyard, capitalizing on the island's thriving hospitality and tourism market. Our focus on zero-waste initiatives and authentic Lebanese flavors sets us apart in this competitive and growing market.

Since launching, Catboat Coffee Co. has become a beloved staple on Martha’s Vineyard, serving thousands of customers annually. Accompanying our daily menu offerings and rotating specials, Catboat Coffee Co. has provisions for any size event—from brunch spreads to cocktail party fare, afternoon snacks to beach picnics. With strong customer loyalty and year-over-year growth in foot traffic and sales, we believe we are well-positioned to pursue a larger share of the booming coffee market.

$100B Market

THE GLOBAL COFFEE MARKET IS PROJECTED TO HIT $100 BILLION BY 2025.

65%

CONSUMERS SEEK SPECIALTY COFFEE EXPERIENCES.

85%

BUYERS PRIORITIZE SUSTAINABILITY IN PURCHASES.

95% Repeat Visits

DUE TO UNIQUE OFFERINGS AND ECO-FRIENDLY VALUES.

CATBOAT COFFEE CO. UNIQUELY BLENDS LEBANESE CULINARY TRADITIONS WITH MARTHA'S VINEYARD CHARM, TARGETING LOCALS AND TOURISTS IN THE THRIVING SPECIALTY COFFEE



2 BOSTON BASED LOCATIONS

2 ADDITIONAL NEW ENGLAND LOCATIONS

Disclaimer

FUTURE LOCATIONS ARE PART OF OUR STRATEGIC EXPANSION PLANS AND ARE NOT YET OPERATIONAL. TIMELINES ARE SUBJECT TO DEVELOPMENT PROGRESS.

Customer Loyalty



Gabriel Garcia
5 reviews · 2 photos

★★★★★ a year ago

Absolutely found my favorite coffee shop on the island! Took my friend for brunch and wanted to order the entire menu.
Love their latte, the staff is very nice, food is super flavorful, and the ambiance is inviting. The perfect spot to warm the heart. Great job to the owners and staff!



Omar Baba
3 reviews

★★★★★ 2 months ago

Authentic Lebanese food at reasonable prices. Fresh flatbreads fully loaded with veggies are to die for. The coffee is excellent. Highly recommended. I get lunch there every time I visit the island. More

Amber Hayes
1 review





More

Danny Watson
1 review · 1 photo

★★★★★ a year ago

Great spot to visit and just off the ferry! Everyone was very nice and the food and drinks were terrific. I had a dirty turmeric latte and it went hard. The Lebanese wraps were also delicious. I highly recommend this spot for a good value lunch :) More





Majd Ariss
Local Guide · 16 reviews · 3 photos

★★★★★ 2 months ago

I'm lebanese, and Catboat Coffee has the best Manousheh I've had in the States. Trust me, It cannot get more authentic than this. More

★★★★★ 6 months ago

Catboat Coffee is such a wonderful addition to Vineyard Haven, offering so many flavorful options for takeout. It was so nice having them available in the shoulder seasons when takeout options were extremely limited. It is always so exciting trying their food - we have never been disappointed. Also highly recommend trying the labneh and muhammara dipping sauces - you will be obsessed.



Laurie LaVigne
Local Guide · 39 reviews · 35 photos

★★★★★ 2 months ago

I visit here every couple of days, and I like the rose latte and iceed mocha. They have good pastries, and their menu items are delicious. Their flatbreads are big enough to share. There's not a lot of room inside to sit, but outside they have a patio area with plenty of tables to enjoy. More



Kathleen Hurley
Local Guide · 15 reviews · 5 photos

★★★★★ 2 months ago

What a cute shop! We enjoyed the hummus and chicken shawarma sandwiches - both delicious. The iced lattes were also delicious. Check this delightful spot out for breakfast, lunch, or before heading out to a picnic (they had an amazing selection of cheeses too!) More



CATBOAT
COFFEE CO.
EST. MARTHA'S VINEYARD

OPEN
CATBOAT

**The testimonials presented are based on individual experiences and may not represent the typical experience of all customers. Results may vary, and there is no guarantee that you will achieve similar outcomes. These testimonials are not a promise of future performance or results.*

EXPERTISE BACKED BY DECADES OF EXPERIENCE

- **Team Stats**:
  - 30+ years in food and beverage operations.
  - Leaders in zero-waste practices and marketing innovation.
- **Awards/Certifications**:
  - Recognized for sustainable business practices in the local community.
  - Runner up for Martha's Vineyard Magazine 2024 "Best New Restaurant" and "Best Coffee."

  - Leadership team with the following certifications: Lean Six Sigma, Certified Franchise Executive, TRUE Zero Waste Advisor, LEED Accredited Professional.

WHY INVEST

Investing in Catboat Coffee Co. means joining a movement that prioritizes sustainability, cultural richness, and community impact. Your support will help us work toward expanding access to less wasteful options, enhancing our unique offerings, and exploring new markets. Together, we can redefine the coffee shop experience.


Set sail with
Catboat Coffee Co.
—We've got wind in our
sails and the tide is with us!
CATBOAT
COFFEE CO.
EST. MARTHA'S VINEYARD

ABOUT

HEADQUARTERS

WEBSITE

View Site

79 Beach Rd
Vineyard Haven, MA 02568

We are a specialty coffee shop located on Martha's Vineyard, anchored in Lebanese culinary heritage. With menu offerings that appeal to locals and visitors alike, we've become a staple for authentic flavors, exceptional service, and environmental responsibility.

TERMS

Catboat Coffee Co.

Overview

PRICE PER SHARE
$5

VALUATION
$5M

DEADLINE ⓘ
Mar. 28, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ
$124K - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$500

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
24,800

MAX NUMBER OF SHARES OFFERED
247,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$58,899	$43,800
Cash & Cash Equivalents	$14,039	$38,443
Accounts Receivable	$14,039	$0
Short-Term Debt	$194,463	$138,598
Long-Term Debt	$786,641	$847,624
Revenue & Sales	$623,085	$0
Costs of Goods Sold	-$232,949	$0
Taxes Paid	$0	$0
Net Income	-$152,221	-$152,376

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus

Loyal Catboat customers enjoy an extra 25% bonus shares. Thanks for being with us!

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 8% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between Day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $2,500+ between Day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1: Invest $500+ and a meal will be donated to Island Food Pantry

Tier 2: Invest $1,000+ and receive a $50 Gift Card to Catboat Coffee Co. + Tier 1 perk

Tier 3: Invest $5,000+ and receive a limited-edition Catboat Coffee Co. mug + sticker pack + Tiers 1-2

Tier 4: Invest $10,000+ and receive a Catboat Coffee Co. swag kit (hat + crewneck sweatshirt) +Tiers 1-3

Tier 5: Invest $25,000+ and receive 10% off in shop purchases for 1 year + Tiers 1-4

Tier 6: Invest $50,000+ and receive a Chef-led cooking experience + Tiers 1-5

The 10% StartEngine Venture Club Bonus

Catboat Coffee Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

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At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are

permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:03 PM 12/09/2024
FILED 05:03 PM 12/09/2024
SR 20244434301 - File Number 10031067

CERTIFICATE OF INCORPORATION
OF
CATBOAT COFFEE INC.

Article I

The name of the corporation is Catboat Coffee Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 131 Continental Drive, Suite 305, Newark, DE 19713 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue One Million Four Hundred Thousand (1,400,000) shares of common stock, par value $0.0001 per share.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on December 4, 2024.

Jeffrey S. Marks
Jeffrey S. Marks, Incorporator

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Catboat Coffee Inc.

2. A Certificate of Incorporation was filed by the Secretary of State of Delaware on December 9, 2024. Said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate is as follows: Article IV mistakenly authorized 1,400,000 shares due to a typographical error.

4. Article IV of the Certificate is corrected to read as follows: The Corporation shall have authority to issue Five Million Four Hundred Thousand (5,400,000) shares of common stock, par value $0.0001 per share.

By: Naji boustany
Authorized Officer

Name: Naji Boustany
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:03 PM 12/12/2024
FILED 04:03 PM 12/12/2024
SR 20244478020 - File Number 10031067

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Hey Cinnamon!

I'm re-sharing the info that I passed along to you by text, so you have it all in one place. I'm also sharing a slide deck for your reference.

We're going to reach out to folks with more info soon to kick off the process.

Talk soon!
mdf

[Catboat](#) is gearing up to launch into fundraising for our expansion.

We're using an SEC-sanctioned crowdfunding platform called Start Engine, so people get perks for participating.

There are funding tiers, just like with Kickstarter, and each tier has perks and corresponds with a number of shares in the company. Our tiers start at $500 and go up from there, and people indicate interest at the tier that is right for them. Supporters can get "bonus shares" for joining early in the campaign.

🚨No Money Legend Disclaimer 🚨



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Hey!

[Catboat](#) is gearing up to launch into fundraising for our expansion.

We're using an SEC-sanctioned crowdfunding platform called Start Engine, so people get perks for participating.

There are funding tiers, just like with Kickstarter, and each tier has perks and corresponds with a number of shares in the company. Our tiers start at $500 and go up from there, and people indicate interest at the tier that is right for them. Supporters can get "bonus shares" for joining early in the campaign.

We're going to reach out to folks with more info soon to kick off the process.

Talk soon!
mdf

I have to send this disclaimer -



🚨No Money Legend Disclaimer 🚨

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Catboat is preparing to launch into fundraising for our expansion.

We're using an SEC-sanctioned crowdfunding platform called Start Engine, so people get perks for participating.

There are funding tiers, just like with Kickstarter, and each tier has perks and corresponds with a number of shares in the company. Our tiers start at $500 and go up from there, and people indicate interest at the tier that is right for them. Supporters can get "bonus shares" for joining early in the campaign.

People that join the campaign before we officially launch will get 25% bonus shares on top of what their investment tier corresponds to 💸!

We're going to reach out to folks with more info soon to kick off the process.

Talk soon!
Morgen

 No Money Legend Disclaimer 🔴

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Morgen Schroeder
schroemg@gmail.com
646-660-5530

📄 **Catboat Coffee Co. - Pitch Deck.pdf**
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